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VIA EDGAR

November 25, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Alan Campbell

Re:	Vivos Therapeutics, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 19, 2020
File No. 333-249412

Dear Mr. Campbell:

On behalf of our client, Vivos Therapeutics, Inc. (the “Company”), we hereby transmit our response to the comment letter received by the Company from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on November 24, 2020, regarding Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-249412) submitted to the Commission on November 19, 2020. Disclosure changes discussed below have been made in the Company’s Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which is being filed with the Commission contemporaneously with the submission of this letter.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary

Overview, page 2

1.	We note your new disclosure on page 2 indicating that the Vivos System led to lower mean AHI scores by up to 69.6% in patients with varying degrees of OSA as well as the five studies cited in your table and your statement that you are not aware of any additional published studies that evaluate the impact of the Vivos System on AHI scores in patients with OSA.

We further note your statement on page 1 indicating that there are 17 peer-reviewed studies that examined the impact of your “technologies and protocols” on the AHI scores of patients with varying degrees of OSA, that patient AHI scores were reduced from a low of 38% to a high of 98.6% and that you are not aware of any additional published studies evaluating the impact of the Vivos System on AHI scores in patients with OSA.

Please revise your disclosure to reconcile your presentation of these studies including whether “published studies” and “peer-reviewed studies” are terms for the same type of study and, if not, the difference between a “published study” and a “peer-reviewed” study.

Mr. Alan Campbell

November 25, 2020

In response to the Staff’s comment, the Company has revised its disclosure to refer to the same 17 “published, peer-reviewed studies” when discussing reductions of AHI scores. Please see pages 1 and 66 of Amendment No. 3 and the removal of related disclosure on page 2. The Staff is advised that there is no difference between a “published study” and a “peer-reviewed” study in this case, as all referenced studies are both published and peer-reviewed, and the disclosure now reflects this.

Executive Compensation

October 2020 Derivative Demand and Settlement, page 107

2.	We note your statement that the Demanding Stockholders asked your board of directors to review and investigate certain actions taken by your board of directors and senior management, including actions related to the IPO, the rejection of a transaction proposal, management of corporate assets and matters related to stock sales. We further note your statement at the beginning of the following paragraph which refers to “assertions” made by the Demanding Stockholders. Please revise your disclosure to clarify what those “assertions” were.

In response to the Staff’s comment, the Company has revised its disclosure to describe the assertions in the Demanding Stockholders’ demand. Please see page 102 of Amendment No. 3.

Please also file the Settlement and Release Agreement as an exhibit to your registration statement or explain to us why it is not required to be filed.

As discussed with the Staff, the Company respectfully submits that the Settlement and Release Agreement need not be filed as an exhibit in that: (i) the material terms of the Settlement and Release Agreement are fully disclosed in the Registration Statement, and such terms impose no obligations on the Company that are material to Company or its business on a going forward basis, (ii) the Settlement and Release Agreement is not a contract with directors of the Company named in the Registration Statement as contemplated by Item 601(b)(10)(ii)(A) of Regulation S-K and (iii) the Settlement and Release Agreement is not a contract upon which the Company’s business is substantially dependent as contemplated by Item 601(b)(10)(ii)(B) of Regulation S-K.

Finally, we note that your cross-references elsewhere in the document state that this disclosure appears in the Business section. Please correct those cross-references or move this disclosure to Business.

In response to the Staff’s comment, the Company has elected to move this disclosure and associated disclosures to the “Management” section beginning at page 101 of Amendment No. 3.

*        *        *

Mr. Alan Campbell

November 25, 2020

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact me at lrosenbloom@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Lawrence A. Rosenbloom
Lawrence A. Rosenbloom